Exhibit 2

Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

December 10, 2020	Brian S. Rosen Partner d 212.969.3380 f 212.969.2900 brosen@proskauer.com
Sullivan & Cromwell LLP
Attn: Andrew G. Dietderich, Esq. dietdericha@sullcrom.com

Morgan Stanley & Co.

Attn: Regina Savage

Regina.savage@morganstanley.com

Attn: Christopher Lee

Christopher.r.lee@morganstanley.com

Attn: Kristin Zimmerman

Kristin.zimmerman@morganstanley.com

Perella Weinberg Partners

Attn: Bruce Mendelsohn

bmendelsohn@pwpartners.com

Re:	Garrett Motion Inc., et al. (collectively, the “Company”)

To Whom It May Concern:

In accordance with section 363 of title 11 of the United States Bankruptcy Code and the Order (A) Authorizing and Approving Bid Procedures, (B) Authorizing and Approving The Stalking Horse Bid Protections, (C) Scheduling a Sale Hearing, (D) Approving Notice Procedures, and (E) Granting Other Relief [Case No. 20-12212, ECF No. 282] (the “Bidding Procedures Order”) and the bidding procedures annexed thereto (the “Bidding Procedures”), and in furtherance of the letter, dated November 20, 2020, expressing an indication of interest, on behalf of Owl Creek Asset Management, L.P., Warlander Asset Management, L.P., Jefferies LLC, Bardin Hill Opportunistic Credit Master Fund LP, Marathon Asset Management L.P., and Cetus Capital VI, L.P. or the affiliates thereof (collectively, the “Investor Group”) we hereby submit this bid letter detailing the terms of a bid for the going concern financial restructuring of the Company and related debtor entities (collectively, the “Debtors”) on the terms and subject to the conditions outlined herein (the “Proposed Transaction”). In accordance with prior discussions between the Debtors, the Investor Group and their respective financial and legal advisors, the following remains subject to the negotiation and execution of definitive documentation (the “Definitive Documentation”) regarding the transactions contemplated by the Term Sheet, as defined below. Notwithstanding the submission of this letter and the exhibits annexed hereto, the Investor Group shall continue its efforts to address comments and suggestions of the Debtors and the Official Committee of Equity Interest Holders in an effort to build a consensus and draw support from the true stakeholders in these chapter 11 cases.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

December 10, 2020

Capitalized terms used but not defined herein shall have the respective meanings given thereto in the Bidding Procedures or in the term sheet annexed hereto as Annex A (the “Term Sheet”). In the event of any conflict between the terms set forth in this bid letter and the Term Sheet relating to the definition of a term used herein or therein, the Term Sheet shall govern.

Transaction Overview

The Investor Group submits this Bid (as defined below) in connection with the Proposed Transaction and the reorganization of the Debtors pursuant to a plan under chapter 11 of title 11 of the Bankruptcy Code (the “Plan”) on the terms and subject to the conditions outlined herein, including, without limitation, the purchase of Series A Preferred Stock in accordance with the provisions of section 363 of the Bankruptcy Code. In doing so, the Proposed Transaction provides for the greatest and most democratic participation and recovery for the Debtors’ creditors and equity interest holders. Moreover, through the Rights Offering, wherein existing shareholders shall have the opportunity to participate in up to eighty percent (80%) of the Series A Preferred Stock being offered, and the retention of equity interests by the GMI’s existing shareholders, it permits common stock shareholders to join with the Debtors and their management and share in the continuing overall growth of the Debtors’ businesses and opportunities.

Specifically, pursuant to the Proposed Transaction, the Investor Group proposes a Plan that provides for the reorganization of GMI and its Debtors subsidiaries (the “Reorganized Debtors”) and the recapitalization of GMI (as reorganized, “New GMI”). The Plan will be funded by the incurrence and issuance respectively of:

•	$1.2 billion of new debt financing; and

•	$735 million of a new class of Series A Preferred Stock

The capital stock of New GMI on the Effective Date shall consist only of reinstated shares of Common Stock and $735 million in initial liquidation preference of Series A Preferred Stock issued to holders (as may be limited pursuant to applicable securities laws and regulations) of Existing Shares pursuant to the Rights Offering, consisting of $700 million of Series A Preferred Stock issued for cash and $35 million issued as payment of a commitment fee to the Investor Group (the “Commitment Fee”) pursuant to the terms of the Definitive Documentation. The issuance of Series A Preferred Stock will be fully backstopped by the Investor Group.

As noted above, the Company will distribute Subscription Rights to purchase Series A Preferred Stock for cash to holders (as may be limited pursuant to applicable securities laws and regulations) of Existing Shares pursuant to the solicitation of acceptances to the Plan. The Subscription Rights will allow the eligible holders thereof, on a record date to be determined, to purchase such number of shares of Series A Preferred Stock that will be determined as a result of the allocation of Common Stock and Series A Preferred Stock based on the Set-Up Value. The Rights Offering will be sized to raise $700 million of gross proceeds to be funded on the Effective Date. The proceeds of the Rights Offering shall be applied by the Company to pay administrative Claims, make cash distributions under the Plan and for use of the Company’s working capital needs.

December 10, 2020

The holders of the Honeywell Spin-Off Claims shall receive, at the option of the Debtors in consultation with the Investor Group, either: (i) Series B Preferred Stock, or (ii) such other treatment permitted under the Bankruptcy Code and to which treatment the Backstop Parties have given their prior approval. The amount of the Honeywell Spin-Off Claims shall be the least of the following: (i) the allowed Honeywell Spin-Off Claims, (ii) the ASASCO Residual Value, and (iii) a stipulated amount agreed by such holders and the Debtors. The Series B Preferred Stock and the obligations arising thereunder have been structured in such a manner to ensure sufficient cash flow to and the long term viability and success of the Company.

I.	Treatment of Assets and Liabilities

The Investor Group proposes to (i) reorganize the Debtors in the manner specified in the Term Sheet and the Definitive Documentation, and (ii) undertake the recapitalization of GMI as outlined therein. The assets and liabilities of each Reorganized Debtor will remain with such Reorganized Debtor and be treated in accordance with the terms and conditions of a confirmed chapter 11 plan, with no assignment or assumption of the foregoing by the Investor Group being required.

II.	Consideration for the Proposed Transaction

In accordance with paragraph 4 of the Bidding Procedures Order, the Investor Group hereby submits a binding, definitive and completed bid (the “Bid”) which provides that, upon the closing of the Proposed Transaction, the aggregate consideration shall consist of the proposed recapitalization of the Reorganized Debtors on the terms and subject to the conditions set forth in the Term Sheet and the Definitive Documentation. As agreed with the Debtors, since the primary consideration in connection with this Bid is the commitment of the Investor Group to backstop the Rights Offering and the obtainment of the proposed Debt Financing, this letter is not accompanied by a cash deposit as required by Bidding Procedures paragraph 2(c)(ii). It must be noted that the Investor Group, the Debtors and their respective representatives have discussed the status of Debt Financing and have agreed that certain elements of the necessary Debt Financing may be subject to their best efforts following the completion of the Auction and the designation of the Investor Group as the Successful Bidder.

December 10, 2020

In accordance with paragraph 2(c)(iii) of the Bidding Procedures Order, the Investor Group confirms that no outside financing will be required in connection with the commitment to fund the purchase of the Series A Preferred Stock pursuant to the Bid. Each of the Investor Group members are financial institutions or funds with significant amounts of assets under management and available for funding the Proposed Transaction. Financial information regarding each member is publicly available or will be provided to the Debtors and their advisors upon reasonable request. The distribution of the Backstop Commitment among the Investor Group members will be provided following the Auction as discussed with the Debtors’ legal and financial advisors.

III.	Irrevocability of Investor Group Bid

The Bid shall remain open and be irrevocable and binding until the selection of the Successful Bid in accordance with paragraph 2(c)(i) of the Bidding Procedures, as applicable. If the Bid is selected as the Successful Bid or Alternate Bid, the Bid, as it may be amended or supplemented prior to or at the Auction, shall remain irrevocable until the Debtors’ consummation of a sale, restructuring, or other definitive transaction with the Successful Bidder.

IV.	Representation and Confirmations

The Bid is not conditioned on unperformed due diligence, obtaining equity financing or any internal approval, and contains only those contingencies and termination rights set forth in the Term Sheet and that will be set forth in the Definitive Documentation.

The Bid has been authorized by all necessary and applicable governing bodies with respect to the submission, execution, delivery, irrevocability and consummation of this Bid and any Subsequent Bid(s), and related Transaction Documents, subject to finalization of the Definitive Documentation. If the Investor Group Bid, as it may be amended or supplemented prior to or at the Auction, is selected as the Successful Bid, all regulatory filings necessary under applicable law in connection with the Proposed Transaction, set forth on Exhibit A, will be made, and the Investor Group will pay all its fees and expenses associated therewith, with the Debtors satisfying, to the extent applicable, their respective obligations in connection with such approvals and processes. This Bid constitutes a good faith, bona fide offer to effectuate the Proposed Transaction.

As set forth on Exhibit B hereto, the members of the Investor Group serve as managers or advisors with respect to accounts or funds under management. Series A Preferred Stock and Common Stock purchased by or issued to the members of the Investor Group shall be distributed among such members, and, to the extent appropriate, their respective partners, limited partners and investors, in accordance with the provisions of the Term Sheet and the Definitive Documentation.

The Investor Group hereby consents to the jurisdiction of the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), agrees to be bound by the Bidding Procedures Order and is willing to serve as the alternate bidder. The Investor Group waives all right to a jury trial in connection with any disputes relating to the Auction and the construction and enforcement of the Bid Procedures.

December 10, 2020

In accordance with the Bidding Procedures Order, the Investor Group confirms and certifies as follows: (i) any Bid and Sale will be completed as soon as practicable following selection of the Bid by the Debtors as the Successful Bid; (ii) the Investor Group has not engaged in any collusion or price control activity, including as described in section 363(n) of the Bankruptcy Code, with respect to this Bid or the Proposed Transaction; (iii) the Bid is not conditioned on the receipt of any third party approvals or consents (excluding required Bankruptcy Court approval and required governmental, licensing or regulatory approvals or consents) except as may be set forth in the Term Sheet; (iv) the Investor Group will not seek any transaction, termination, topping, work or break-up fee, expense reimbursement or any similar type of payment, except the Commitment Fee and as set forth in the Term Sheet, and (vi) the Investor Group waives any substantial contribution administrative expense claims under section 503(b) of the Bankruptcy Code related to the Bid.

In accordance with the Bidding Procedures Order, the Investor Group’s representatives, together with its financial advisor, Jefferies LLC, and its outside counsel, Proskauer Rose LLP, are authorized to appear and act on behalf of the Investor Group in connection with this proposed transaction and the Auction. These representatives are set forth on Exhibit C.

If you have any questions regarding this Bid, please contact the undersigned at the phone number and/or address set forth above.

Very truly yours,

/s/ Brian S. Rosen

Brian Rosen

cc:	Mr. Daniel Krueger

Mr. Steven Krause

Mr. Michael Fisher

Mr. Ryan Eckert

Mr. Raph Posner

Mr. Eric Geller

Mr. Joseph Femenia

Mr. William McLoughlin

Mr. Pratik Desai

Mr. Nathaniel Johnson

Mr. Gentry Klein

Mr. Jeffrey Jacob

Annex A

Term Sheet

December 10, 2020

CONFIDENTIAL

Term Sheet

Backstop Commitment Agreement

1.	Exhibits:	Exhibit A – Backstop Parties
Exhibit B – Plan Term Sheet
Exhibit C – Rights Offering Procedures
Exhibit D – Governance

2.	Parties:	Garrett Motion Inc. (the “Company”) and the parties listed on Exhibit A hereto (together with successors and assigns, the “Backstop Parties”) shall enter into a Backstop Commitment Agreement (the “Agreement”).

3.	Plan of Reorganization:	The transactions contemplated by the Agreement shall be implemented pursuant to a plan of reorganization (the “Plan”), as further described in Exhibit B hereto.

On the date of the closing of the contemplated transactions (the “Effective Date”), the issued and outstanding capital stock of the Company shall consist of shares of common stock of the Company (the “Common Stock”), shares of series A preferred stock of the Company having the terms set forth in the Plan (the “Series A Preferred Stock”) and shares of series B preferred stock of the Company having the terms set forth in the Plan (the “Series B Preferred Stock”).

4.	Subscription for Series A Preferred Stock:	On the terms and subject to the conditions described herein and to be reflected in definitive documentation (the “Definitive Documentation”), including, without limitation, the satisfaction of all conditions precedent with respect thereto, each Backstop Party shall purchase, on a several and not joint basis, and the Company shall sell to each such Backstop Party its agreed upon percentage (each, a “Commitment Percentage”), the Subscribed Series A Shares for an aggregate purchase price of $140,000,000.

“Subscribed Series A Shares” means a number of shares of Series A Preferred Stock equal to 20% of the number of shares of Series A Preferred Stock to be issued pursuant to the Plan (excluding the Premium Series A Shares).

5.	Rights Offering for Series A Preferred Stock:	In connection with the solicitation of acceptances to the Plan, the Company shall conduct a rights offering with respect to the Offered Series A Shares on the terms and conditions set forth on Exhibit C hereto (the “Rights Offering”).

“Offered Series A Shares” means a number of shares of Series A Preferred Stock equal to 80% of the number of shares of Series A Preferred Stock to be issued pursuant to the Plan (excluding, for purposes of calculation, the Premium Series A Shares).

6.	Participation in the Rights Offering:	Subject to the terms and conditions described herein, including, without limitation, the satisfaction of all conditions precedent with respect thereto, each Backstop Party shall exercise all Subscription Rights issued to it pursuant to the Rights Offering.

7.	Backstop Commitment:	At the sole unilateral option of the Company, each Backstop Party shall be required by the Company to purchase, on a several and not joint basis (the “Backstop Option”), and the Company shall sell to such Backstop Party, based on its Commitment Percentage, the Offered Series A Shares that are not purchased as part of the Rights Offering (the “Backstop Series A Shares”, and together with the Subscribed Series A Shares, the “Purchased Series A Shares”) for a purchase price of $560,000,000, as reduced by the amount of Offered Series A Shares that are purchased as part of the Rights Offering (the “Backstop Commitment”).

8.	Commitment Premium:	In exchange for granting the Backstop Option to the Company, each of the Backstop Parties shall be entitled to receive, and the Company shall pay the Commitment Premium to each Backstop Party on the Effective Date in such number of Series A Shares (the “Premium Series A Shares”) equal to the Commitment Premium divided by the per-share price of the Offered Series A Shares in the Rights Offering.

“Commitment Premium” means, with respect to any Backstop Party, an amount equal to $35,000,000 multiplied by such Backstop Party’s Commitment Percentage.

9.	Funding Procedures:	No later than five (5) business days following the Subscription Expiration Time, as defined below, the Company shall deliver a written notice to each Backstop Party of: (i) the number of Offered Series A Shares elected to be purchased and the aggregate purchase price therefor; (ii) the aggregate number of unsubscribed Offered Series A Shares, if any, and the aggregate purchase price therefor; (iii) the aggregate number of unsubscribed Offered Series A Shares based upon such Backstop Party’s Commitment Percentage to be issued and sold by the Company to such Backstop Party; (iv) the aggregate purchase price for the number of Purchased Series A Shares to be purchased by such Backstop Party (the “Funding Amount”); (v) wire instructions for a segregated account (the “Account”) established with an escrow agent or the rights offering agent in respect of the Rights Offering to which such Backstop Party shall deliver the Funding Amount; and (vi) the estimated deadline for delivery of the Funding Amount, which deadline shall be no earlier than eight (8) business days prior to the expected Effective Date, as such date may be extended in accordance with the provisions of paragraph 24 hereof (the “Funding Deadline”).

On the Funding Deadline, each Backstop Party shall deliver and pay its applicable Funding Amount by wire transfer in immediately available funds in U.S. dollars into the Account; provided, however, that, if the Agreement is terminated in accordance with its terms after such delivery, such funds shall be released to the Backstop Parties, together with all interest accrued thereon, if any, under the terms of the Agreement, promptly following such termination, but in no event later than one (1) business day thereafter. All interest accrued on the Funding Amounts, if any, under the terms of the Agreement shall be released to the Backstop Parties promptly following the Effective Date, but in no event later than one (1) business day thereafter.

10.	Backstop Party Default:	Any Backstop Party that fails to timely fund its Funding Amount by the Funding Deadline or to fully exercise all subscription rights held by it in the Rights Offering after written notice thereof and a two-day opportunity to cure (a “Defaulting Backstop Party”) shall be liable for the consequences of its breach and the Company shall have the right to seek money damages and/or specific performance upon the failure to timely fund by the Defaulting Backstop Party. Each Backstop Party that is not a Defaulting Backstop Party (each, a “Non-Defaulting Backstop Party”) shall have the right to assume the Adjusted Commitment Percentage (or such other proportion as agreed by the Non-Defaulting Backstop Parties) of such Defaulting Backstop Party’s Backstop Commitment. If the Non-Defaulting Backstop Parties do not exercise such rights to cure such breach, then the Company may require the Non-Defaulting Backstop Parties to purchase such number of Purchased Series A Shares in order to cure such breach; provided, however, that under no circumstances shall a Backstop Party be obligated to purchase a number of Purchased Series A Shares greater than such Backstop Party’s then-current Commitment Percentage multiplied by the aggregate number of shares of Series A Preferred Stock to be issued on the Effective Date.

“Adjusted Commitment Percentage” means, with respect to any Non- Defaulting Backstop Party, a fraction, expressed as a percentage, the numerator of which is the Commitment Percentage of such Non-Defaulting Backstop Party and the denominator of which is the aggregate Commitment Percentages of all Non-Defaulting Backstop Parties.

Any Defaulting Backstop Party shall not be entitled to the Commitment Premium and the portion of the Commitment Premium otherwise payable to any Defaulting Backstop Party shall be paid pro rata to any Backstop Parties that assumed the Defaulting Backstop Party’s Backstop Commitment. All distributions of Series A Preferred Stock to a Defaulting Backstop Party, including any Offered Series A Shares and including on account of the Commitment Premium, shall be re-allocated contractually and turned over as liquidated damages (including any Commitment Premium) to those Non- Defaulting Backstop Parties that have subscribed for their Adjusted Commitment Percentages. The Company may set off any distributions to be made to any Defaulting Backstop Party in order to provide for the funding of such Defaulting Backstop Party’s Backstop Commitment.

11.	Company Representations and Warranties:	The Agreement shall contain customary representations and warranties on the part of the Company, including in respect of the business of the Company and its subsidiaries, including:

• organization and good standing;

• requisite corporate power and authority with respect to execution and delivery of transaction documents;

• due execution and delivery and enforceability of transaction documents;

• no consents or approvals;

• no conflicts; and

•  other representations and warranties to be agreed upon by the Company and the Backstop Parties, consistent with the transactions contemplated in the Agreement and identical to the representations and warranties given in the stalking horse purchase agreement, mutatis mutandis.

12.	Backstop Parties’ Representations and Warranties:	The Agreement shall contain customary representations and warranties on the part of the Backstop Parties, to be provided severally and not jointly, including:

• organization and good standing;

• requisite corporate power and authority with respect to execution and delivery of transaction documents;

• due execution and delivery and enforceability of transaction documents;

• no consents or approvals;

• no conflicts;

• sufficiency of funds (including committed debt financing);

• diligence and investor status; and

• other representations and warranties to be agreed upon by the Company and the Backstop Parties.

13.	Bankruptcy Court Milestones:	The Company shall comply with the following milestones (subject to extension for scheduling purposes):

• the Company shall file the Plan, the disclosure statement and a motion seeking approval of the disclosure statement no later than January 15, 2021;

•  on or prior to December 23, 2020, the Company shall file a motion seeking approval of the Backstop Commitment and the obligation to pay the Backstop Parties an aggregate amount of thirty-five million dollars ($35,000,000), plus such additional amounts necessary to reimburse the Backstop Parties for all fees and expenses incurred in connection with the proposed transaction, including, without limitation, professional fees and expenses, debt financing commitment amounts and reasonable out-of-pocket fees and expenses, in the event that the transactions contemplated herein are not consummated, and the Bankruptcy Court shall have entered an order approving such motion no later than January 15, 2021;

• the Bankruptcy Court shall have entered an order approving the disclosure statement no later than February 21, 2021; and

• Bankruptcy Court shall have entered an order confirming the Plan no later than April 22, 2021.

14.	Debt Financing:	On the Effective Date, the Company shall have indebtedness for borrowed money that does not exceed $1.2 billion in aggregate principal amount, plus an additional amount not to exceed $50 million for local working capital, letter of credit and cash management facilities, and a revolving credit facility in a committed principal amount not to exceed $350 million (it being understood that such debt facilities shall permit the Company to incur additional debt, and the cap on indebtedness on the Effective Date shall not operate as a cap following the Effective Date). The Company and Backstop Parties shall cooperate in good faith to obtain, upon the execution of the Agreement, executed commitment letters for committed debt financing sufficient to meet the Company’s needs for exit financing, with any such commitment to be provided to the Company or one or more of its subsidiaries on terms acceptable to the Company.

15.	Financing Cooperation Covenants:	The Backstop Parties shall use their reasonable best efforts to provide cooperation in connection with the arrangement of the Debt Financing on customary terms.

16.	The Parties’ Covenants:	The Parties shall:

• take all required action to support the Restructuring, subject to the terms and conditions of the Plan; and

• use their reasonable best efforts to obtain any regulatory approvals required in connection with the transactions contemplated by the Agreement.

17.	Governance:	On and following the Effective Date, the governance arrangements set forth on Exhibit D hereto shall apply to the Company.

18.	Securities Law Matters:	The Subscribed Series A Shares, the Offered Series A Shares and the Premium Series A Shares will be offered and sold without registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption provided in Section 4(a)(2) of the Securities Act or the exemption provided in Regulation D under the Securities Act and will be “restricted securities” (within the meaning of Rule 144 under the Securities Act) subject to certain transfer restrictions under the U.S. federal securities laws unless sold pursuant to an exemption or a registration statement.

19.	Registration Rights:	The Company will enter into a registration rights agreement with the Backstop Parties and initial holders of five percent (5%) or more of the outstanding shares of Series A Preferred Stock as of the Effective Date (the “Registration Rights Agreement”). The Registration Rights Agreement will provide customary demand and piggyback registration rights with respect to the shares of Series A Preferred Stock and shares of Common Stock held by such initial holders on the Effective Date, as well as shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock, including by filing of a shelf registration statement by the Company following the Effective Date.

20.	Listing:	The Company shall use best efforts to list the Common Stock and the Series A Preferred Stock on the New York Stock Exchange (or other national securities exchange, in consultation with the Backstop Parties) on the Effective Date or as promptly as practicable thereafter.

21.	Conditions to both Parties’ Obligations:	The obligations of the Company to issue and sell the Purchased Series A Shares to each of the Backstop Parties, and the obligations of each Backstop Party to purchase its respective Purchased Series A Shares, shall be subject to the satisfaction or waiver at or prior to the Effective Date of each of the following closing conditions:

• receipt of all required antitrust and competition approvals;

• no prohibitions;

• entry of confirmation order;

• Debt Financing consummated in accordance with its terms;

• Rights Offering consummated in accordance with its terms; and

• such other conditions as customary or reasonably requested by either party.

22.	Conditions to Backstop Parties’ Obligations:	The obligations of each Backstop Party to purchase its respective Purchased Series A Shares, shall be subject to the satisfaction or waiver at or prior to the Effective Date of each of the following closing conditions:

•  representations and warranties of the Company are true and correct (subject to the same exceptions as the stalking horse purchase agreement, mutatis mutandis, for the failure of the representations and warranties of the Company to be true and correct);

• each of the covenants and agreements to be performed by the Company on or prior to the Effective Date shall have been performed in all material respects; and

• such other conditions as are customary or as are reasonably requested by the Backstop Parties.

23.	Conditions to the Company’s Obligations:	The obligations of the Company to issue and sell the Purchased Series A Shares to each of the Backstop Parties shall be subject to the satisfaction or waiver at or prior to the Effective Date of each of the following closing conditions:

•  representations and warranties of the Backstop Parties are true and correct, except where the failure to be true and correct would not have prevent or materially impair the Backstop Parties’ ability to consummate the transactions;

• each of the covenants and agreements to be performed by the Backstop Parties on or prior to the Effective Date shall have been performed in all material respects; and

• such other conditions as are customary or as reasonably requested by the Company.

24.	Termination Date/ Right	The obligations of the parties to consummate the transactions contemplated herein and in the Definitive Documentation will terminate if the Effective Date does not occur on or prior to May 10, 2021 (the “Termination Date”); provided, however, that the Termination Date may be extended, at the sole option and discretion of the Company, if material regulatory approvals have not been received, up to and including June 10, 2021; provided further, however, that the Termination Date may be further extended upon the agreement of the Backstop Parties and the Company. In all circumstances and at any time after the parties enter into the Agreement, if the Set-Up Value is less than $835 million, the Backstop Parties shall have the right to terminate the Agreement and the Proposed Transaction.

25.	Amendment / Waiver:	Each Backstop Party’s prior written consent shall be required for any amendment to the Agreement that would have the effect of:

• increasing such Backstop Party’s aggregate purchase price to be paid in respect of its Backstop Series A Shares;

• modifying such Backstop Party’s pro rata share of the Commitment Percentage or Commitment Premium shall require the consent of each affected Backstop Party; or

• otherwise disproportionately (as compared to other Backstop Parties) and materially adversely affect such Backstop Party.

Any modification to the Agreement or any other related transaction documents, or the Commitment Premium, shall require the consent of Backstop Parties whose aggregate Commitment Percentages are at least seventy percent (70%) (the “Requisite Backstop Parties”).

The terms of the Rights Offering, the Backstop Commitment and the rights to subscribe for the Subscribed Series A Shares may only be amended in writing signed by the Company and the Requisite Backstop Parties.

26.	Specific Performance:	The Backstop Parties agree that irreparable damage would occur if any provision of the Agreement were not performed in accordance with the terms thereof and that each of the parties thereto shall be entitled to an injunction or injunctions without the necessity of posting a bond to prevent breaches of the Agreement or to enforce specifically the performance of the terms and provisions thereof and hereof, in addition to any other remedy to which they are entitled at law or in equity.

27.	Transfers	The shares of Series A Preferred Stock will be “restricted securities” as defined in Rule 144 upon issuance, and will be transferable subject to registration under the Securities Act or an applicable exemption therefrom.

The rights and obligations of the Backstop Parties with respect to the Backstop Commitment and the rights and obligations to subscribe for the Subscribed Series A Shares shall be transferable to (1) Backstop Parties, affiliates of the Backstop Parties and related funds (including funds managed or advised by the Backstop Parties), and (2) any other party with the consent of the Company (not to be unreasonably withheld, conditioned or delayed), upon which transfer the obligations of the transferring Backstop Party shall be released.

Series B Preferred Stock shall not be transferable without the consent of the Company.

28.	Other Provisions:	Such other covenants and agreements, mutually and reasonably agreed by the Company and the Backstop Parties, as are customary for backstop commitment agreements.

29.	Governing Law / Jurisdiction:	New York law and, to the extent applicable, the Bankruptcy Code; Bankruptcy Court exclusive jurisdiction and jury trial waiver to be included.

Exhibit A

Backstop Parties

Backstop Party[1] Owl Creek Asset Management, L.P. Warlander Asset Management, L.P. Jefferies LLC Bardin Hill Opportunistic Credit Master Fund LP Marathon Asset Management, L.P. Cetus Capital VI, L.P.

[1]	The Commitment Percentages shall total 100% and shall be determined and shared with the Debtors promptly following submission of the Bid.

A-1

Exhibit B

Plan Term Sheet

This term sheet (the “Term Sheet”)2 sets forth certain material terms of a proposed going concern financial restructuring (the “Restructuring”) of Garrett Motion Inc. (“GMI”) and its subsidiaries (collectively, the “Company”). This Term Sheet summarizes certain key terms of a joint chapter 11 plan of reorganization to implement the Restructuring (the “Plan”) in the pending chapter 11 cases (the “Chapter 11 Cases”) of the Debtors in the United States Bankruptcy Court for the Southern District of New York (the “Court”).

This Term Sheet is not an offer to buy or sell any security nor a solicitation of acceptances of a chapter 11 plan within the meaning of Section 1125 of the Bankruptcy Code. Any such offer or solicitation will comply with all applicable securities laws and provisions of the Bankruptcy Code. Nothing contained in this Term Sheet shall be an admission of fact or liability or, until the occurrence of the Effective Date, deemed binding on any of the parties hereto. Nothing herein constitutes an agreement, understanding or commitment to effectuate or implement a restructuring on the terms described herein or on any other terms.

This Term Sheet is not binding and is subject to approval by the Company and the Backstop Parties and their respective Boards of Directors or applicable committees thereof. In addition, no party shall be bound with respect to any transaction contemplated hereunder until the execution and delivery of definitive documentation acceptable to the Company after obtaining all necessary internal approvals.

This Term Sheet does not purport to summarize all of the terms, conditions, representations, warranties and other provisions with respect to the transactions described herein, which transactions will be subject to the satisfactory negotiation and completion of definitive documents incorporating the terms set forth herein and others as may be mutually agreed. The closing of any transaction will be subject to the terms and conditions set forth in such definitive documents and applicable bankruptcy law.

OVERVIEW
Overview	The Plan shall provide for, among other things: • the reorganization of GMI and its Debtors subsidiaries (the “Reorganized Debtors”);

• the recapitalization of GMI (as reorganized, “New GMI” or the “Company”), as described below;

•  the incurrence of indebtedness for borrowed money of the Reorganized Debtors on and after the Effective Date as may be arranged by the Backstop Parties and reasonably acceptable to the Debtors, in an aggregate funded amount on the Effective Date not to exceed $1.2 billion (plus any funded portion of any working capital facility) (the “Debt Financing”);

• the issuance of $735 million of Series A Preferred Stock in a fully backstopped Rights Offering to eligible Holders of Existing

[2]

Capitalized terms used herein but not otherwise defined have the meanings given to them in the Bankruptcy Code and in the Term Sheet (the “Term Sheet”) for the Backstop Commitment Agreement (the “Agreement”). “Claim” shall have the meaning set forth in section 101(5) of the Bankruptcy Code.

Shares, consisting of $700 million of Series A Preferred Stock issued for cash and $35 million issued as compensation to the Backstop Parties;

•  the payment in full in cash of (i) allowed DIP Claims,[3] (ii) allowed Prepetition Credit Agreement Claims (as defined below) and (iii) allowed Senior Subordinated Noteholder Claims (as defined below);

•  the reinstatement, payment in full and/or assumption by the Reorganized Debtors in the ordinary course of business of all allowed General Unsecured Claims (as defined below) of the Debtors, including all ordinary course trade liabilities; and

• the treatment of Honeywell Spin-Off Claims (as defined below), Existing Shares and other Claims and interests as provided in the Plan.

New GMI and its Equity Securities

The capital stock of New GMI on the Effective Date shall consist only of the following:

•  reinstated Existing Shares (as reinstated, “Common Stock”);

•  $735 million in initial liquidation preference of Series A Preferred Stock issued to Holders of Existing Shares pursuant to the Rights Offering, consisting of $700 million of Series A Preferred Stock issued for cash and $35 million issued as compensation to the Backstop Parties pursuant to the terms of the Agreement;

•  if applicable, Series B Preferred Stock (as defined below) issued to Holders of Honeywell Spin-Off Claims; and

•  the Warrants (as defined below).

Set-Up Value	The Plan will determine the percentage allocation between Common Stock and Series A Preferred Stock, on a fully diluted basis, upon exercise of the Subscription Rights based on the following calculation: the percentage of fully diluted shares attributable to the Series A Preferred Stock shall equal (i) $735 million, divided by (ii) the Set-Up Value.

“Set-Up Value” is equal to: (i) $2.6 billion, minus (ii)(A) the principal amount of the Debt Financing and (B) the Initial Junior Liquidation Preference (as defined below). For the avoidance of doubt, in no event shall the Set-Up Value be less than $835 million.

Although the Agreement will include certain agreed conditions to the effectiveness of the Plan, changes in the operating performance of the Company during the Chapter 11 Cases or variance in the amount of net

[3]

“DIP Claims” means any Claim against any of the Debtors arising out of or related to the senior secured superpriority debtor-in-possession credit facility governed by that certain Senior Secured Super-Priority Debtor-in-Possession Credit Agreement, dated as of October 9, 2020, as amended, supplemented or otherwise modified from time to time, including all exhibits and annexes thereto and the other loan documents, instruments, mortgages and other agreements related thereto.

debt outstanding on the Effective Date due to such short term operating performance shall not alter the allocation of the Set-Up Value in the Plan or the exercise price of the Subscription Rights.

The Set-Up Value is intended only as a contractual term for the limited purpose of determining the exercise price of the Subscription Rights and is not a valuation. No party shall be required to take a position with respect to valuation except as necessary to fulfill any relevant obligation and to consummate the Plan.

Series A Preferred Stock (Senior; Common Equivalent)	The “Series A Preferred Stock” will have terms and conditions consistent with the following and otherwise reasonably acceptable to Requisite Backstop Parties:

• Except for the Senior Liquidation Preference (as defined below), each share of Series A Preferred Stock shall be the economic and voting equivalent of one share of Common Stock;

• Each share of Series A Preferred Stock shall be convertible into Common Stock on a 1:1 basis at any time at the option of Holder;

• Each share of Series A Preferred Stock shall receive ratable dividends with Common Stock and shall vote on an as-converted basis on all matters;

•  Each share of Series A Preferred Stock also shall have a cumulative liquidation preference (the “Senior Liquidation Preference”), which shall initially be an aggregate amount equal to $735 million, over all other equity securities of the Debtors equal to the sum of (i) its pro rata share of the initial liquidation preference of the Series A Preferred Stock of $735 million, plus (ii) its pro rata share of the aggregate amounts of additional liquidation preference which shall accrue in respect of the Series A Preferred Stock quarterly in arrears at the annual rate of 8.75% of the Senior Liquidation Preference at the time of such accrual. The Senior Liquidation Preference will be reduced (without duplication) by the amount of all dividends and distributions made since the date of issuance;

•  The Senior Liquidation Preference shall become due and payable upon the occurrence of a Liquidation Event. The term “Liquidation Event” shall include (i) any voluntary or involuntary liquidation, dissolution or winding-up of the Company, (ii) reorganization or recapitalization of the Company, reclassification of the Company’s securities, or any other similar event, or (iii) any Change of Control transaction (as defined below);

•  Each Holder of Series A Preferred Stock shall have the right to put the Series A Preferred Stock to the Company for a price equal to the then outstanding Senior Liquidation Preference following the occurrence of a Change of Control and certain other enumerated events to be agreed;

The term “Change of Control” shall include (i) a person or group becoming the beneficial owner of more than fifty percent (50%) of the combined voting power of all of the Company’s then- outstanding voting securities, (ii) any transaction or series of related transactions in connection with which (whether by means of merger, consolidation, share exchange, combination, reclassification, recapitalization, acquisition or otherwise) all of the Company’s capital stock is exchanged for, converted into, acquired for, or constitutes solely the right to receive, other securities, cash or other property (other than any such transaction which would not result in a change of ownership of more than 50%), or (iii) the sale, exchange, lease, or transfer of all or substantially all of the Company’s assets (other than a sale, exchange, lease, or transfer to one or more entities where the stockholders of the Company immediately before such sale, exchange or transfer retain, directly or indirectly, at least a majority of the beneficial interest in the voting stock of the entities to which the assets were transferred);

•  All outstanding Series A Preferred Stock shall automatically convert to Common Stock following the time when the volume weighted average price for the Common Stock exceeds 175% of the per share Senior Liquidation Preference of the Series A Preferred Stock for a period of 60 consecutive trading days; provided, however, that the closing price per share of Common Stock must exceed such threshold on both the first and last trading day of such 60-trading day period;

• Listed and freely transferable subject to registration under the Securities Act or an applicable exemption therefrom;

•  Amendments or waivers to any terms relating to Series A Preferred Stock (by any means, including in connection with a merger or other Change of Control transaction) shall require the approval of a majority of the then outstanding Series A Preferred Stock, provided that (i) the approval of 85% of the then outstanding Series A Preferred Stock will be required for any amendments to the Certificate of Designations or Certificate of Incorporation which changes or adversely affects any of the terms of the Series A Preferred Stock, and (ii) the approval of 100% of the then outstanding Series A Preferred Stock will be required for changes to the terms of, or which otherwise adversely affect, the Senior Liquidation Preference, or any of the terms relating thereto;

•  New GMI will not be able to incur debt that would result in leverage of greater than 2.5x New GMI’s annual adjusted EBITDA on a consolidated basis, without the approval of holders of a majority of the then outstanding shares of Series A Preferred Stock (the “Leverage Test”);

• Series A Preferred Stock will be entitled to customary anti-dilution protections; and

•  The Company will not, by amending any of its constitutional or other organizational documents or through any transaction or other action, avoid or seek to avoid the observance or performance of any of the terms of the Series A Preferred Stock or otherwise adversely affect the holders thereof, but will in good faith assist in the carrying out of all the terms of the Series A Preferred Stock and take all reasonable actions to protect the rights of the holders thereof against dilution or other impairment, consistent with the tenor and purpose of the terms of the Series A Preferred Stock.

Series B Preferred Stock (Junior; Amortizing)	The “Series B Preferred Stock” will have terms and conditions consistent with the following and otherwise reasonably acceptable to Requisite Backstop Parties:

• A maximum authorized initial junior stated value of $565 million (the “Maximum Junior Stated Value”);

• An initial liquidation preference in an amount equal to the Initial Junior Liquidation Preference (as defined below), which shall not exceed the Maximum Junior Stated Value;

• Ranking in liquidation junior to the Senior Liquidation Preference of the Series A Preferred Stock but senior to Common Stock;

•  Mortgage-style amortization of the Initial Junior Liquidation Preference in equal quarterly installments over a period of 25 years, with the first quarterly amortization payments commencing in the first full financial quarter after the Effective Date. The term “Junior Liquidation Preference” means, at any time, an amount equal to the Initial Junior Liquidation Preference minus previous amortization payments;

• A dividend rate on the Junior Liquidation Preference of 7.0% per annum (the “Dividend Rate”), payable quarterly from issuance;

• Deferral of amortization and dividends at the option of New GMI, with deferred amounts accumulating at the Dividend Rate;

• Series B Preferred Stock shall have no voting rights, except as required for preferred stock pursuant to Section 313.00(C) of the NYSE Listed Company Manual;

• No payment of dividends on Common Stock at any time when any amortization payment or dividend payment on the Series B Preferred Stock is accrued and unpaid;

•  Unless waived by the Backstop Parties, if New GMI’s annual adjusted EBITDA on a consolidated basis falls below $475 million in any year, the annual amortization payment for that year shall be deferred (without interest) and, upon reaching such EBITDA threshold, shall be paid in equal installments over the subsequent two years following the payment year of such deferred amortization payment, in addition to any amortization payments arising during such following years;

• Callable at any time at 100% of the then outstanding Junior Liquidation Preference (including any unpaid amortization and dividends), subject to the Leverage Test;

• Mandatorily redeemable upon a Change of Control transaction, unless assumed by successor; and

• Not listed and non-transferable without the prior consent of New GMI.

Rights Offering	The Company will distribute Subscription Rights to purchase Series A Preferred Stock for cash to Holders of Existing Shares pursuant to the Plan. The Subscription Rights will allow the eligible Holders thereof, on a record date to be determined, to purchase Series A Preferred Stock at the Set-Up Value.

The Rights Offering will be sized to raise $560 million of gross proceeds to be funded on the Effective Date. The proceeds of the Rights Offering shall be applied by the Company to pay administrative Claims and to make cash distributions under the Plan.

Warrants	New GMI shall also issue warrants to Holders of the existing Common Stock of the Company (the “Warrants”), the terms of which are to be determined and finalized in the Definitive Documentation.

TREATMENT OF CLAIMS AND INTERESTS

Holders of Claims against and equity interests in the Debtors will receive the following treatment in full and final satisfaction of such Claims and interests, which shall be released and discharged under the Plan.

DIP Claims	Paid in full on the Effective Date.

Administrative and Priority Claims	Each Holder of an allowed administrative, priority, and tax Claim shall have such Claim paid in full as provided in the Plan or, in the case of trade Claims, in the ordinary course of business in accordance with the terms and conditions of any applicable transaction documentation.

Prepetition Credit Agreement Claims	Claims under the Debtors’ prepetition credit agreement (each such claim, a “Prepetition Credit Agreement Claim”) shall be allowed in the aggregate principal amount of $1.447 billion, plus accrued and unpaid interest at the non-default contractual rate up to and including the Effective Date, plus all unpaid costs, fees and expenses outstanding under the Prepetition Credit Agreement as of the Effective Date.

Each Holder of an allowed Prepetition Credit Agreement Claim shall receive on the Effective Date its pro rata share of payment in cash in an amount equal to such Holder’s allowed Prepetition Credit Agreement Claims.

Holders of Prepetition Credit Agreement Claims are impaired. Each Holder of an allowed Prepetition Credit Agreement Claim is entitled to vote to accept or to reject the Plan.

Senior Subordinated Noteholder Claims

If the class of Claims of Holders of notes issued pursuant to the Debtors’ notes indenture (each such claim, a “Senior Subordinated Noteholder Claim”) votes to accept the Plan, Senior Subordinated Noteholder Claims shall be allowed in the aggregate principal amount of $413 million, plus accrued and unpaid interest to and including the Effective Date at the non- default contract rate (but not including any purported make-whole or other redemption premium), plus all unpaid costs, fees and expenses outstanding under the Senior Subordinated Notes Indenture as of the Effective Date.

If the class of Senior Subordinated Noteholder Claims does not vote to accept the Plan, the Senior Subordinated Noteholder Claims shall be allowed in the amount stipulated by the Debtors and the trustee under the Senior Subordinated Notes Indenture or as determined by the Court.

Each Holder of an allowed Senior Subordinated Noteholder Claim shall receive payment in cash in an amount equal to such Holder’s Senior Subordinated Notes Claims on or promptly after the later of (i) the Effective Date and (ii) the date on which such Senior Subordinated Noteholder Claim becomes allowed.

Holders of Senior Subordinated Noteholder Claims are impaired, and each Holder of an allowed Senior Subordinated Noteholder Claim is entitled to vote to accept or to reject the Plan.[4]

General Unsecured Claims	Each Holder of an allowed general unsecured claim (a “General Unsecured Claim”) shall have its Claim reinstated, paid in full and/or assumed by one or more reorganized Debtors in the ordinary course of business.

Holders of General Unsecured Claims are unimpaired and are deemed to accept the Plan.

Honeywell Spin-Off Claims	Holders of the Honeywell Spin-Off Claims[5] shall receive, at the option of the Debtors in consultation with the Backstop Parties, either: (a) Series B

[4]	Subject to discussion with the Debtors regarding reinstatement.
[5]

Defined to include only claims arising under or relating to (i) the Indemnification and Reimbursement Agreement, dated September 12, 2018, by and among Honeywell ASASCO Inc., Honeywell ASASCO 2 Inc. and Honeywell International Inc., (ii) the Contribution and Assignment Agreement, dated September 14, 2018, by and between Honeywell ASASCO Inc. and Garrett ASASCO Inc. (“ASASCO”), (iii) the Indemnification Guarantee Agreement, dated September 27, 2018, by and among Honeywell ASASCO 2 Inc., ASASCO and the other Guarantors party thereto, and (iv) the Tax Matters Agreement, dated September 12, 2018, by and among Honeywell International

Preferred Stock, or (b) such other treatment permitted under the Bankruptcy Code and to which treatment the Backstop Parties have given their prior approval.

The amount of the Honeywell Spin-Off Claims shall be the least of the following: (i) the allowed Honeywell Spin-Off Claims, (ii) the ASASCO Residual Value (as defined below), and (iii) a stipulated amount agreed by such holders and the Debtors.

The aggregate liquidation preference of the shares of Series B Preferred Stock required to satisfy the Honeywell Spin-Off Claims, which amount shall equal the aggregate junior stated value of such shares of Series B Preferred Stock, is the “Initial Junior Liquidation Preference.”

The “ASASCO Residual Value” shall mean the amount determined by the Debtors and included in the plan supplement to be equal to the value of the assets of ASASCO (including its equity interests in subsidiaries) for Plan purposes net of Claims against ASASCO other than the Honeywell Spin- Off Claims.

Holders of Honeywell Spin-Off Claims are impaired or unimpaired, and each Holder of an allowed Honeywell Spin-Off Claim is entitled to vote to accept or to reject the Plan.

Common Stock	The Existing Shares shall be reinstated. In addition, each Holder of Existing Shares shall be entitled to receive its pro rata share of (i) the Subscription Rights for the Series A Preferred Stock, and (ii) the Warrants.

The Debtors reserve the right to consider Holders of Existing Shares as impaired or unimpaired. Holders of Existing Shares will be entitled to vote to accept or to reject the Plan.

Existing Share Rights	Each Holder of a vested equity award issued pursuant to the GMI stock incentive plan that is convertible as of right into an Existing Share in connection with the Transaction (“Existing Share Rights”) shall be entitled to retain such rights; provided, however, that the commencement of the Company’s chapter 11 cases and the confirmation and consummation of the Plan shall not be deemed an event giving rise to payments associated with such Existing Share Rights. Holders of Existing Share Rights shall not receive Subscription Rights or Warrants.

Holders of Existing Share Rights are impaired. Each Holder of Existing Share Rights is deemed to have rejected the Plan and will not be solicited to vote.

Inc., GMI, Honeywell ASASCO Inc. and Honeywell ASASCO 2 Inc. Litigation claims relating to the Chapter 11 Cases will be addressed by customary exculpation and releases in the POR.

Existing Share 510(b) Claims	Each Holder of an allowed Claim arising from rescission of a purchase or sale of Existing Shares, for damages arising from the purchase or sale of Existing Shares, or for reimbursement or contribution allowed under Section 502 of the Bankruptcy Code on account of such a Claim (each such claim, an “Existing Share 510(b) Claim”) shall be entitled to receive a number of shares of Existing Shares with a value equal to such Holder’s 510(b) Claim Share Recovery.[6]

Holders of Existing Share 510(b) Claims are impaired. Each Holder of an Existing Share 510(b) Claim is deemed to have rejected the Plan and will not be solicited to vote.

MIP	[TBD]

OTHER TERMS OF THE PLAN

Intercompany Claims and Interests	Claims and interests among the Company will be adjusted, continued, settled, reinstated, discharged or eliminated as determined by the Debtors.

Executory Contracts	All executory contracts and unexpired leases of the Debtors shall be assumed by the Reorganized Debtors.

Conditions Precedent to the Effective Date	The occurrence of the Effective Date will be subject to the satisfaction of certain conditions precedent customary in transactions of the type described herein, including, without limitation, the following:

• All definitive documentation for the Restructuring (including the Agreement and the Restructuring Support Agreement) shall have been executed and remain in full force and effect; and

• The Court has entered a confirmation order and it is not subject to stay.

Customary rights for the parties to waive certain of the foregoing conditions precedent shall be set forth in the Plan.

Restructuring Transactions	The Confirmation Order shall be deemed to authorize, among other things, all actions as may be necessary or appropriate to effectuate any transaction described in, approved by, contemplated by or necessary to consummate the Plan and the Restructuring. On the Effective Date, New GMI, as applicable, shall issue all securities, notes, instruments, certificates and other documents required to be issued pursuant to the Restructuring.

[6]	“510(b) Claim Share Recovery” means [TBD].

Releases and Exculpation	The Plan will include customary mutual releases (including third-party releases) and exculpation provisions, in each case, to the fullest extent permitted by law, substantially in the form attached hereto as Annex A.

Other Customary Plan Provisions	The Plan will provide for other standard and customary provisions, including in respect of the cancellation of existing Claims and interests, a channeling injunction with respect to Claims discharged by the Plan, the vesting of assets and the compromise and settlement of Claims.

Cancellation of Notes, Instruments, Certificates and Other Documents	On the Effective Date, except to the extent otherwise provided in this Term Sheet or the Plan, all notes, instruments, certificates, and other documents evidencing Claims or interests, including credit agreements and indentures, shall be canceled, and the Company’s obligations thereunder or in any way related thereto shall be deemed satisfied in full and discharged.

Post-Effectiveness Matters	The Plan will provide that the Court will retain jurisdiction until all distributions contemplated by the Plan have been made, including without limitation jurisdiction to resolve any dispute concerning the resolution of disputed Claims.

Annex A to Exhibit B

Form of Releases

Definitions

“Exculpated Parties” means (a) the Debtors; (b) the Reorganized Debtors, (c) the Official Committee of Unsecured Creditors (the “Creditors Committee”) and its members, in their capacities as such; (d) the Official Committee of Equity Holders (the “Equity Committee”) and its members, in their capacities as such, (e) the Backstop Parties, and (f) with respect to each entity named in (a) through (e), such entity’s managers, members, partners, investors, other equity holders, whether direct or indirect, and directors, officers, employees, consultants, agents, predecessors, successors, heirs, executors and assigns, attorneys, financial advisors, restructuring advisors, investment bankers, accountants and other professionals or representatives solely when acting in any such capacities.

“Released Parties” means (a) the Exculpated Parties, (b) the DIP agent and lenders, (c) the prepetition credit agreement agent and lenders in their capacities as such, (d) the indenture trustee, and (e) each of their respective current and former directors, officers, equity holders (regardless of whether such interests are held directly or indirectly), affiliated investment funds or investment vehicles, employees, consultants, agents, affiliates, parents, subsidiaries, members, managers, predecessors, successors, heirs, executors and assigns, participants, subsidiaries, managed accounts or funds, partners, limited partners, general partners, principals, fund advisors, attorneys, financial advisors, restructuring advisors, investment bankers, accountants and other professionals or representatives solely when acting in any such capacities.

“Releasing Parties” means (a) the Creditors Committee, (b) the Equity Committee, (c) the DIP agent and lenders, (d) the prepetition credit agreement agent and lenders, (e) the indenture trustee, (f) the Backstop Parties, (g) all holders of Claims or interests that vote to accept the Plan, (h) all holders of Claims or interests that vote to reject the Plan but elect on their ballot to opt into the voluntary release by holders of Claims and interests, and (i) all holders of Claims and interests not described in the foregoing clauses (a) through (h) who elect to opt into the voluntary release by holders of Claims and interests.

Debtor Release

For good and valuable consideration, including the service of the Released Parties to facilitate the administration of the Chapter 11 Cases and the implementation of the transactions contemplated by the Plan, on and after the Effective Date, the Released Parties shall be released and discharged by the Debtors, the Reorganized Debtors and their estates, including any successor and assign to the Debtors, Reorganized Debtors or any estate representative, from all claims, obligations, rights, suits, damages, causes of action, remedies and liabilities whatsoever, including any derivative claims asserted or assertable on behalf of a Debtor or Reorganized Debtor, and its successors, assigns, and representatives, whether known or unknown, foreseen or unforeseen, liquidated or unliquidated, contingent or fixed, existing or hereafter arising, in law, at equity or otherwise, whether for indemnification, tort, contract, violations of federal or state securities laws or otherwise, including, those that any of the Debtors, the Reorganized Debtors or their estates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the Holder of any Claim or interest or any other person, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Reorganized Debtors, the estates, the conduct of the businesses of the Debtors, these Chapter 11 Cases, the purchase, sale or rescission of the purchase or sale of any security of the Debtors or Reorganized Debtors, the release or discharge of any mortgage, lien or security interest, the distribution of proceeds, the subject matter of, or the transactions or events giving rise to, any Claim or interest that is treated in the Plan, the administration of Claims and interests prior to or during these Chapter 11 Cases, the negotiation, formulation or preparation of the Plan, any plan

Annex A to Exhibit B-1

supplement, the disclosure statement or, in each case, related agreements, instruments or other documents, any action or omission with respect to intercompany claims, any action or omission as an officer, director, agent, representative, fiduciary, controlling person, member, manager, affiliate or responsible party, or upon any other act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date of the Plan, other than claims or liabilities arising out of or relating to any act or omission of a Released Party to the extent such act or omission is determined by a final order to have constituted gross negligence, willful misconduct, fraud, or a criminal act.

Voluntary Release by Holders of Claims and Interests

For good and valuable consideration, including the service of the Released Parties to facilitate the administration of the Chapter 11 Cases, the implementation of the orderly liquidation contemplated by the Plan and the release of mortgages, liens and security interests on property of the estates, the distribution of proceeds, on and after the Effective Date, to the fullest extent permitted by applicable law, the Releasing Parties (regardless of whether a Releasing Party is a Released Party) shall be deemed to conclusively, absolutely, unconditionally, irrevocably and forever release, waive and discharge the Released Parties of any and all claims, obligations, rights, suits, damages, causes of action, remedies and liabilities whatsoever, including any derivative claims asserted or assertable on behalf of a Debtor or Reorganized Debtor, and its successors, assigns, and representatives, whether known or unknown, foreseen or unforeseen, liquidated or unliquidated, contingent or fixed, existing or hereafter arising, in law, at equity or otherwise, whether for indemnification, tort, contract, violations of federal or state securities laws or otherwise, including, those that any of the Debtors, the Reorganized Debtors or their estates would have been legally entitled to assert in their own right (whether individually or collectively) or on behalf of the Holder of any Claim or interest or any other person, based on or relating to, or in any manner arising from, in whole or in part, the Debtors, the Reorganized Debtors, the estates, the conduct of the businesses of the Debtors, these Chapter 11 Cases, the purchase, sale or rescission of the purchase or sale of any security of the Debtors or Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim or interest that is treated in the Plan, the administration of Claims and interests prior to or during these Chapter 11 Cases, the negotiation, formulation or preparation of the Plan, the plan supplement, the disclosure statement or, in each case, related agreements, instruments or other documents, any action or omission with respect to intercompany claims, any action or omission as an officer, director, agent, representative, fiduciary, controlling person, member, manager, affiliate or responsible party, or upon any other act or omission, transaction, agreement, event, or other occurrence taking place on or before the Effective Date of the Plan, other than claims or liabilities arising out of or relating to any act or omission of a Released Party to the extent such act or omission is determined by a final order to have constituted gross negligence, willful misconduct, fraud, or a criminal act.

Scope of Releases

Each person providing releases under the Plan, including the Debtors, the Reorganized Debtors, their estates and the Releasing Parties, shall be deemed to have granted the releases set forth in the Plan notwithstanding that such person may hereafter discover facts in addition to, or different from, those which it now knows or believes to be true, and without regard to the subsequent discovery or existence of such different or additional facts, and such person expressly waives any and all rights that it may have under any statute or common law principle which would limit the effect of such releases to those claims or causes of action actually known or suspected to exist at the time of execution of such release.

B-2

Exculpation

Notwithstanding anything herein to the contrary, as of the Effective Date, the Debtors and their directors, officers, employees, attorneys, investment bankers, financial advisors, restructuring advisors and other professional advisors, representatives and agents will be deemed to have solicited acceptances of this Plan in good faith and in compliance with the applicable provisions of the Bankruptcy Code, including section 1125(e) of the Bankruptcy Code and any applicable non-bankruptcy law, rule or regulation governing the adequacy of disclosure in connection with the solicitation.

The Exculpated Parties shall neither have nor incur any liability arising on or after the petition date to any entity for any act or omission in connection with these Chapter 11 Cases, including (a) the operation of the Debtors’ businesses during the pendency of these Chapter 11 Cases; (b) the administration of Claims and interests during these Chapter 11 Cases; (c) formulating, negotiating, preparing, disseminating, implementing, administering, confirming and/or effecting the disclosure statement, the Plan, the plan supplement, and any related contract, instrument, release or other agreement or document created or entered into in connection therewith (including the solicitation of votes for the Plan and other actions taken in furtherance of confirmation and consummation of the Plan); (d) the offer and issuance of any securities under or in connection with the Plan or (e) the administration and adjudication of Claims, other than liability resulting from any act or omission that is determined by final order to have constituted gross negligence, willful misconduct, fraud or a criminal act.

B-3

Exhibit C

Rights Offering Procedures

Rights Offering:	The Company shall commence the Rights Offering whereby the current holders (the “Holders”) of shares of the Common Stock (the “Existing Shares”) shall be granted rights (the “Subscription Rights”) to purchase, subject to eligibility, the Offered Series A Shares on a pro rata basis in proportion to their respective holdings of Existing Shares, for an aggregate cash purchase price of $560,000,000.

Record Date:	The record date which will be used to determine the persons who will receive the Subscription Rights pursuant to the Rights Offering shall be the record date used to determine which Holders are eligible to vote for the Plan.

Offering Period:	The Rights Offering shall commence on the date on which the solicitation of votes to approve the Plan is commenced (the “Subscription Commencement Date”) and shall expire at the time and date (the “Subscription Expiration Time”) that is the earlier of:

• 5:00 P.M. (New York City time) on the date by which votes to approve or reject the Plan must be submitted to the Debtors;

• 5:00 P.M. (New York City time) on the date that is twenty (20) business days after the Subscription Commencement Date; and

• Such other time and date as may be jointly agreed to by the Debtors and the Backstop Parties.

The period beginning on the Subscription Commencement Date and ending at the Subscription Expiration Time is referred to as the “Offering Period”.

Transfer Restriction:	Each Subscription Right may only be exercised by the person who, on the Record Date, is the holder of the Existing Share in respect of which such Subscription Right was distributed. From and after the Record Date, interests in the Subscription Rights may not be transferred in any manner and, if not exercised, the Subscription Rights will lapse.

Funding Requirements:	The purchase price for the Offered Series A Shares shall be paid by participating Holders to an escrow account no later than the Subscription Expiration Time. Funds deposited into the escrow account will be held pending release upon the Effective Date.

C-1

Exhibit D

Governance

Definitions

•	“Backstop Party Affiliates” means the Backstop Parties and any of their respective affiliates (including funds managed or advised by the Backstop Parties).

•

“Backstop Party Contracts” means any contracts, arrangements, understandings or other transactions between the Company and its subsidiaries, on the one hand, and any Backstop Party Affiliates, on the other hand, including any issuances of securities of the Company or any of its subsidiaries to any Backstop Party Affiliates.

•	“Backstop Party Stockholders” means any Backstop Party Affiliates who are stockholders of the Company, from time to time.

•

“Independent Director” means any director who is “independent” with respect to the Company and with respect to the Backstop Party Affiliates under the objective rules applicable to companies the shares of which are listed on the NYSE.

•	“Public Stockholders” means any stockholder of the Company who are not Backstop Party Affiliates, from time to time.

•	“Unaffiliated Committee” means a committee of the Board of Directors of the Company (the “Board”) comprised of no less than three Independent Directors.

•

“Unaffiliated Committee Approval” means a majority of the votes of the Independent Directors at a meeting of the Unaffiliated Committee; provided that at least three Independent Directors are present and voting and at least two Independent Directors vote in favor.

•	“Voting Stock” means, collectively, the Series A Preferred Stock and the Common Stock.

Board Structure

•

On the Effective Date, the Board shall consist of nine directors: (i) the Chief Executive Officer; (ii) three Independent Directors nominated by the Company; (iii) three Independent Directors, one each nominated by Owl Creek Asset Management, L.P., Warlander Asset Management, L.P. and Jefferies LLC; (iv) one Independent Director with relevant industry experience nominated by the Official Committee of Equity Holders and approved the Company and by the Backstop Parties; and (v) one director nominated by the Company and approved by the Backstop Parties.

•	If any Backstop Party holds 10% or more of the outstanding Voting Stock, such Backstop Party shall be entitled to appoint an observer to the Board.

•	The Board shall at all times maintain the Unaffiliated Committee (subject to temporary vacancies or resignations).

•

The Board shall at all times maintain a compensation committee and nominating and governance committee that meet the rules applicable to companies the shares of which are listed on the NYSE (whether or not such rules apply to the Company), except that each must include a majority of Independent Directors rather than all “independent directors” if at any time the NYSE rules do not apply to the Company.

•

All organizational documents and corporate governance documentation (including governance guidelines, committee charters, etc.) will be made publicly available through an investor relations page on the Company website.

D-1

Specified Restrictions

•

Following the Effective Date, any amendments to Backstop Party Contracts (including changes in pricing or other terms) in effect as of the Effective Date or entry into new Backstop Party Contracts shall be negotiated and agreed on an arm’s length basis and subject to Unaffiliated Committee Approval.

•

The Company shall not enter into any going private transaction (including a squeeze-out) without Unaffiliated Committee Approval and the affirmative vote of a majority of the outstanding voting securities held by Public Stockholders at a meeting of the Company’s stockholders.

•

The Company shall comply with the shareholder approval requirements applicable to companies the shares of which are listed on the NYSE (whether or not applicable to the Company), including with respect to employee compensation plans and arrangements.

•

The Company shall not amend its organizational documents in any manner which has a disproportionate adverse effect on the interests of the Backstop Party Stockholders as compared to the interests of the Public Stockholders without a separate vote of Backstop Party Stockholders.

Other Provisions

•	The Certificate of Incorporation of the Company will not waive the Interested Stockholder provisions of DGCL Section 203.

•

All Backstop Party Stockholders and all Public Stockholders that individually or collectively hold more than 5% of the then issued and outstanding Series A Preferred Stock shall be party to the Registration Rights Agreement, which will include customary terms for such an agreement, including demand and piggyback registration rights applicable to both Series A Preferred Stock and Common Stock into which it may be converted, and which will include shelf registration where available to the Company. All such registration rights shall survive so long as any of the Backstop Party Stockholders is subject to any resale restrictions under Rule 144, including volume restrictions.

•

In the event of the new issuance of any equity securities by the Company in which (a) any Backstop Party Affiliates is entitled to purchase or otherwise receives such equity securities, the Public Stockholders shall be entitled to pro rata participation rights, or (b) any Public Stockholder is entitled to purchase or otherwise receives such equity securities, the Backstop Party Affiliates shall be entitled to pro rata participation rights; provided, however, that the foregoing participation rights shall not apply to (i) any conversion, redemption, or liquidation of, or any dividend in respect of, any shares of Series A Preferred Stock, (ii) issuances of any equity securities in underwritten public offerings, (iii) issuances of equity securities registered on Form S-4, or (iv) issuances of equity securities registered on Form S-8.

•

The Backstop Party Stockholders shall at all times (a) vote their capital stock of the Company in a manner that is substantially consistent with, and reasonably necessary to implement, the foregoing, and (b) reasonably cooperate with the Company if it takes any other lawful actions that are reasonably necessary to implement the foregoing provisions of this Exhibit D.

•	The Company shall take all lawful actions that are reasonably necessary to implement the foregoing provisions of this Exhibit D.

D-2

Exhibit A

Regulatory Filings

To be inserted, based upon discussions with the Company.

Exhibit B

Beneficial Owners

Legal Name	Jurisdiction of Incorporation/Formation
Owl Creek Asset Management, L.P.	Delaware

Warlander Asset Management, L.P.	Delaware

Jefferies LLC	Delaware

Bardin Hill Opportunistic Credit Master Fund LP	Cayman Islands

Marathon Asset Management L.P.	Delaware

Cetus Capital VI, L.P.	Delaware

Exhibit C

Representatives

Legal Name	Representatives
Owl Creek Asset Management, L.P.	Daniel Krueger Steven Krause
Michael Fisher

Warlander Asset Management, L.P.	Ryan Eckert Raph Posner

Jefferies LLC	Eric Geller
Bruce Sun
Joseph Femenia
William McLoughlin

Bardin Hill Opportunistic Credit Master Fund LP	Pratik Desai

Marathon Asset Management L.P.	Nathaniel Johnson Jeffrey Jacob

Cetus Capital VI, L.P.	Gentry Klein